EXHIBIT 12.4

                                 CERTIFICATION

I, Ian Louis Murray, certify that:

1) I have reviewed this Amendment No. 2 to the Annual Report on Form 20-F of DRDGOLD Limited.

2) Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report.




                             Date: April 1, 2005

                             /s/ Ian Louis Murray
                             ------------------------------
                             Ian Louis Murray
                             Chief Financial Officer